SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of November 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Sanofi~Synthelabo logo                                 Bristol-Myers Squibb logo


An agreement between Bristol-Meyers Squibb and Sanofi-Synthelabo for the codevelopment and marketing of irbesartan and clopidogrel, two compounds from Sanofi-Synthelabo research.



  LONG-TERM TREATMENT FOR ONE YEAR WITH CLOPIDOGREL (PLAVIX(R)/ISCOVER(R)) AND
    ASPIRIN SIGNIFICANTLY REDUCES THE RISK OF DEATH, HEART ATTACK AND STROKE
                               IN MAJOR NEW STUDY
  CREDO Study Results Announced Today at the American Heart Association Meeting

[Chicago, IL, November 18, 2002] - The results of a landmark clinical study demonstrate that patients who undergo a percutaneous coronary intervention
(PCI), such as angioplasty (with or without stent) can significantly reduce their risk of death, heart attack, or stroke by continuing treatment long-term (one year) with the antiplatelet agent clopidogrel (Plavix(R), Iscover(R))(1) and aspirin. The results of the study, entitled Clopidogrel for Reduction of Events During Observation (CREDO), demonstrate that long-term clopidogrel (Plavix(R), Iscover(R)) and aspirin treatment produced a 27 percent reduction in the risk of death, heart attack or stroke (p=0.02) compared to aspirin treatment. These results were presented today at the American Heart Association Scientific Sessions 2002 in Chicago.

"The CREDO study has important implications since it is the first randomized study to have studied clopidogrel in PCI patients for one year," said Steven Steinhubl, M.D., Associate Professor of Medicine at the University of North Carolina at Chapel Hill and the CREDO study lead investigator. "CREDO confirms that clopidogrel (Plavix(R), Iscover(R)) has a significant effect on PCI patients by reducing their risk of death, heart attack and stroke." In the U.S. approximately 850,000 patients undergo PCI procedures each year.

CREDO CLINICAL STUDY
CREDO was a double-blind, randomized study including 2,116 patients, which was carried out in 99 centers, 88 in the United States and 11 in Canada. The study was designed to evaluate the efficacy and safety of long-term treatment with clopidogrel (Plavix(R), Iscover(R)) and the effect of pre-treatment with a clopidogrel loading dose three to 24 hours before PCI. Following randomization, patients received either a 300 mg loading dose of clopidogrel or placebo, and then during the 28 days following PCI, all patients in the study received 75 mg clopidogrel and 325 mg aspirin once daily in addition to other standard therapies. For the remaining 11 months of the study, patients either received 75 mg clopidogrel or placebo once a day, both in addition to aspirin (81-325 mg/day) and other standard therapies. The primary endpoint at 28 days was the composite of death, heart attack or urgent target vessel revascularization
(UTVR). The principal one year endpoint was the composite of death, heart attack or stroke.

Patients who were treated with a loading dose of clopidogrel (3-24 hours prior to PCI) showed an 18.5 percent relative risk reduction (p=0.23) in death, heart attack or UTVR at 28 days. When patients received the loading dose at least six hours prior to PCI, the relative risk reduction was increased to 39 percent (p=0.05).

The CREDO study results demonstrate the benefits of long-term (one year) administration of clopidogrel (Plavix(R), Iscover(R)) plus aspirin versus placebo plus aspirin in patients undergoing PCI. From randomization to the end of long-term treatment, the clopidogrel (Plavix(R), Iscover(R)) treated group demonstrated a statistically significant 27 percent reduction in the relative risk of the combined endpoint of death, MI, or stroke (8.5 percent vs 11.5 percent respectively, p=0.02). This benefit was consistent in all patient subgroups evaluated.

Patients in the study who received clopidogrel and aspirin for a year had no statistically significant increase in bleeding compared to patients receiving aspirin alone, although there was a trend towards an increase in major bleeding (8.8% clopidogrel plus aspirin versus 6.7% placebo plus aspirin, p=0.07). There were no fatal bleeds or intracranial hemorrhages.

"The CREDO study results demonstrate both the long-term efficacy and the safety of clopidogrel (Plavix(R), Iscover(R)) in this study population," said Eric Topol, M.D., Chairman of Cardiovascular Medicine at The Cleveland Clinic Foundation and Chairman of the Steering Committee of the CREDO study. "These data are consistent with the recent changes to the treatment guidelines which recommend the use of long-term oral antiplatelet therapy in the growing number of patients requiring PCI with or without stent. This data may encourage more physicians to apply the guidelines to their daily clinical practice."

In 2002, the American College of Cardiology, the American Heart Association (ACC/AHA(2)) and the European Society of Cardiology (ESC(3)) updated their guidelines for treating patients with acute coronary syndrome (ACS - unstable angina and non-Q-wave MI) to reflect the clinical evidence regarding the benefits of clopidogrel (Plaxix(R), Iscover(R)) for patients with ACS. The guidelines now recommend that antiplatelet therapy (e.g. clopidogrel and aspirin) should be initiated early and continued long-term (ACC/AHA for at least one month and up to 9 months, ESC at least 9 months) in patients undergoing PCI. These recommendations were based on the results of the CURE (Clopidogrel in Unstable Angina to Prevent Recurrent Ischemic Events) study which was published in August 2001 in the New England Journal of Medicine.(4)

Clopidogrel was originally approved for marketing in the United States in November 1997 under the name PLAVIX(R) and in Europe in July 1998 under the names PLAVIX(R) and Iscover(R) based on the pivotal 19,185 patient CAPRIE (Clopidogrel versus Aspirin in Patients at Risk of Ischemic Events) study. Clopidogrel is currently undergoing one of the largest international clinical development programs: in cardiology (the COMMIT and CLARITY studies in patients with acute myocardial infarction), in neurology (the MATCH study), in patients at high risk of atherothrombotic events (the CHARISMA study), in patients with atrial fibrillation (the ACTIVE study) and in patients with peripheral arterial disease (the CASPAR and CAMPER studies). These studies will include more than 80,000 patients worldwide.

To date, more than 15 million patients worldwide have been treated with clopidogrel (Plavix(R), Iscover(R)).


U.S. INDICATION
Clopidogrel is marketed in the United States by Sanofi-Synthelabo (Euronext:SAN/NYSE:SNY) and Bristol-Myers Squibb (NYSE:BMY) under the name PLAVIX(R) for the reduction of thrombotic events as follows: For patients with a history of recent myocardial infarction (MI), recent stroke, or established peripheral arterial disease, PLAVIX(R) has been shown to reduce the rate of a combined end point of new ischemic stroke (fatal or not), new MI (fatal or not), and other vascular death. For patients with acute coronary syndrome (unstable angina/non-Q-wave MI), including patients who are to be managed medically and those who are to be managed with percutaneous coronary intervention (with or without stent) or CABG, PLAVIX(R) has been shown to decrease the rate of a combined end point of cardiovascular death, MI, or stroke as well as the rate of a combined end point of cardiovascular death, MI, stroke, or refractory ischemia.


IMPORTANT CLINICAL CONSIDERATIONS
Clopidogrel (Plavix(R), Iscover(R)) is contraindicated in patients with active pathological bleeding such as peptic ulcer or intracranial hemorrhage. As with other antiplatelet agents, Plavix(R)/Iscover(R) should be used with caution in patients who may be at risk of increased bleeding from trauma, surgery, or coadministration with NSAIDs or warfarin. (See CONTRAINDICATIONS and PRECAUTIONS.*)

The rates of major and minor bleeding were higher in patients treated with Plavix(R)/Iscover(R) plus aspirin compared with placebo plus aspirin in a clinical trial. (See ADVERSE REACTIONS.*)

As part of the worldwide postmarketing experience with Plavix(R)/Iscover(R), suspected cases of thrombotic thrombocytopenic purpura (TTP) have been reported at a rate of about 4 cases per million patients exposed. TTP has been reported rarely following use of Plavix(R), Iscover(R), sometimes after short exposure (<2 weeks).
TTP is a serious condition requiring prompt treatment. (See WARNINGS.*)
In clinical trials, the most common clinically important side effects were pruritus, purpura, diarrhea, and rash; infrequent events included intracranial hemorrhage (0.4%) and severe neutropenia (0.05%). (See ADVERSE REACTIONS.*)

* Please see full prescribing information for clopidogrel, available by contacting Sanofi-Synthelabo or Bristol-Myers Squibb, or on the Internet at www.Plavix.com.

EUROPEAN INDICATION
Clopidogrel is marketed in Europe by Sanofi-Synthelabo (Euronext:SAN/NYSE:SNY) and Bristol-Myers Squibb (NYSE:BMY) under the names Plavix(R) and Iscover(R) for the prevention of atherothrombotic events (heart attack, stroke or death from a cardiovascular cause) in patients suffering from myocardial infarction (from a few days until less than 35 days), ischemic stroke (from seven days until less than six months) or established peripheral arterial disease. In September 2002, the European Commission for the European Union approved an additional indication for the prevention of atherothrombotic events in for patients suffering from non-ST segment elevation acute coronary syndrome (unstable angina or non-Q-wave myocardial infarction) in combination with ASA.

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthelabo and Bristol-Myers Squibb to expand their presence profitably in the United States; the success of their research and development programs; their ability to protect their intellectual property rights ; and the risks associated with reimbursement of healthcare costs and pricing reforms, particularly in the United States and France. Sanofi-Synthelabo and Bristol-Myers Squibb do not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo and Bristol-Myers Squibb with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo or Bristol-Myers Squibb.

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                                      # # #


References
   (1) PLAVIX(R)is marketed as Iscover(R)in some countries.
   (2) ACC/AHA Guideline Update for the Management of Patients with Unstable Angina and Non-ST-Segment Elevation Myocardial Infarction: A Report of the American College of Cardiology/American Heart Association Task Force on Practice Guidelines (Committee on the Management of Patients with Unstable Angina). Braunwald E. et al., Circulation October 1, 2002.
   (3) Press Announcement of the European Society of Cardiology issued September 1st, 2002. European Society of Cardiology website (http://www.escardio.org.).
   (4) The CURE Trial Investigators. Effects of clopidogrel in addition to aspirin in patients with acute coronary syndromes without ST-segment elevation. N Engl J Med 2001; 345:494-502.



    CONTACTS:

    Investor Relations Department
    Philippe Goupit     Director of Investor Relations
    Isabelle Laurent    Investor Relations Europe
    Sanjay Gupta        Investor Relations US

    E-mail: investor-relations@sanofi-synthelabo.com
    Europe                                US
    Tel: + 33 1 53 77 45 45               Tel.: 1 212 551 42 93
    Fax: + 33 1 53 77 42 96               Fax:  1 212 551 49 10
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 19, 2002

                                           SANOFI-SYNTHELABO


                                           By: /s/ Marie-Helene Laimay
                                               ---------------------------------
                                               Name:  Marie-Helene Laimay
                                               Title:  Senior Vice President and
                                                       Chief Financial Officer